UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 3, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 December 2017 entitled ‘TOTAL VOTING RIGHTS’

2.             A Stock Exchange Announcement dated 05 December 2017 entitled ‘STRATEGIC ALLIANCE WITH SOFTBANK FOR ENTERPRISE’

3.             A Stock Exchange Announcement dated 08 December 2017 entitled ‘TERMINATION OF THE PROPOSED MERGER IN MALTA’

01 December 2017

RNS: 1388Y

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 November 2017:

Vodafone’s issued share capital consists of 28,814,719,568 ordinary shares of US$0.20 20/21 of which 2,140,624,119 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,674,095,449. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRZMMGZGMKGNZM

05 December 2017

RNS: 3594Y

5 December 2017

VODAFONE AND SOFTBANK ENTER STRATEGIC ALLIANCE TO SUPPORT ENTERPRISE

Vodafone, one of the world’s largest telecommunications companies, and SoftBank Corp. (“SoftBank”), a leading Japanese telecommunications company, today jointly announced they have entered into a strategic alliance in mobile services for enterprise customers.

This alliance enhances commercial and operational support for Vodafone’s multinational enterprise customers operating in Japan.

Vodafone Partner Markets Chief Executive Diego Massidda commented: “This strategic alliance brings together two of the world’s leading communications companies to provide enterprise customers with the most innovative and responsive service and support in Japan.”

SoftBank Corp. President & CEO Ken Miyauchi said: “We are extremely pleased to be able to further improve and expand our corporate customer services. Based on this strategic collaboration by Vodafone and SoftBank, we look forward to further enhancing our services to provide a new experience for our customers.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

SoftBank Corp.

Corporate Communications

sbpr@softbank.co.jp

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 50 more, and fixed broadband operations in 19 markets. As of 30 September 2017, Vodafone Group had 522.8 million mobile customers and 18.8 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About SoftBank Corp.

SoftBank Corp., a subsidiary of SoftBank Group Corp. (TOKYO: 9984), provides mobile communication, fixed-line communication and Internet connection services to customers in Japan. Leveraging synergies with other companies in the SoftBank Group, SoftBank Corp. aims to transform lifestyles through IT and expand into other business areas including IoT, robotics and energy. To learn more, please visit www.softbank.jp/en/corp/group/sbm/.

This information is provided by RNS

The company news service from the London Stock Exchange

END

NRAFZLLBDLFBFBQ

08 December 2017

RNS: 7611Y

8 December 2017

TERMINATION OF THE PROPOSED MERGER BETWEEN VODAFONE MALTA AND MELITA

In May 2017, Vodafone Group Plc (“Vodafone”), Apax Partners Midmarket SAS (“Apax”) and Fortino Capital (“Fortino”)  announced their intention to combine Vodafone Malta with Melita to create a fully integrated communications company in Malta.

Since then, the parties have cooperated extensively with the Maltese Competition Authority (the “MCCAA”) in order to obtain approval for the transaction. However, it has now become clear that the parties are unable to satisfy the MCCAA’s requirements and consequently they have decided to terminate the transaction and withdraw the notification.

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Notes for Editors

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 50 more, and fixed broadband operations in 19 markets. As of 30 September 2017, Vodafone Group had 522.8 million mobile customers and 18.8 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

Vodafone Europe B.V. is the shareholder of Vodafone Malta.

This information is provided by RNS

The company news service from the London Stock Exchange

END

MSCUBORRBUAURUA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 3, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary